EXHIBIT 7

PLDT Inc.

Calculation of Ratio of Earnings to Fixed Charges

For the years 2013 through 2017

	2017(1)	2017	2016	2015	2014	2013
	(in millions, except ratio of earnings to fixed charges)
Earnings: Income before income tax
Pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees subsidiaries	US$292	Php14,569	Php22,071	Php26,638	Php44,148	Php41,632
Add (Deduct):
Fixed Charges (see description below)	224	11,204	10,622	9,015	8,266	9,060
Amortization of capitalized interest	14	714	829	941	1,198	1,221
Capitalized interest	(16)	(816)	(566)	(370)	(442)	(421)
Total Earnings(2)	US$514	Php25,671	Php32,956	Php36,224	Php53,170	Php51,492
Fixed Charges
Interest on loans and related items	US$157	Php7,830	Php7,522	Php6,289	Php5,429	Php5,086
Capitalized interest	16	816	566	370	442	421
Amortization of debt issuance costs and debt discount	4	219	230	231	164	1,539
Estimated financing component of rent expense(3)	47	2,339	2,304	2,125	2,231	2,014
Total Fixed Charges	US$224	Php11,204	Php10,622	Php9,015	Php8,266	Php9,060
Ratio (a/b)(2)	2.3	2.3	3.1	4.0	6.4	5.7

(1)

We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS.  For convenience, the Philippine peso financial information as at and for the year ended December 31, 2017 has been converted into U.S. dollars at the exchange rate of Php49.96 to US$1.00, the Philippine peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2017.

(2)

For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for non-controlling interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest, (2) preference security dividend requirements of consolidated subsidiaries, and (3) the non-controlling interests in pre-tax income of subsidiaries that have not incurred fixed charges.

“Fixed charges” consist of interest expense and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

(3)

Rent expense substantially represents payments for the leased circuits by PLDT.  Historically, PLDT has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.